THUNDER ENERGY TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
[redacted]

thunderenergy.com

07022490

March 15, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated March 15, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957

THUNDER
ENERGY
TRUST

NEWS RELEASE

THY.UN

Thunder Announces Transition of Chief Financial Officer and Filing of Annual Information Form

Calgary, Alberta. March 15, 2007 - Thunder Energy Trust (TSX: THY.UN) is pleased to announce the appointment of Pamela Kazeil as Vice-President, Finance and Chief Financial Officer of Thunder Energy Inc., the administrator of the Trust. Prior to this appointment, Ms. Kazeil served as Manager of Accounting of Thunder. Ms. Kazeil has capably managed and contributed significantly to all aspects of financial reporting, securities disclosure, tax compliance and planning, National Instrument 52-109 (CSOX) compliance, and the Trust's accounting functions. Ms. Kazeil is a Chartered Accountant and has been with Thunder since 2004. Prior to joining Thunder she was a Senior Accountant with KPMG LLP.

Concurrent with the appointment of Ms. Kazeil, Brent Kirkby has retired as Vice-President, Finance and Chief Financial Officer of Thunder. Mr. Kirkby has for some time been planning his retirement and this announcement marks the culmination of a successful career spanning 35 years in the petroleum industry, serving with Thunder since 2000. Mr. Kirkby will remain an employee of Thunder with a reduced time commitment during the period necessary to ensure the orderly transition of responsibilities to Ms. Kazeil.

"We would like to take this opportunity to sincerely thank Mr. Kirkby for his invaluable contributions to Thunder over the years and congratulate Ms. Kazeil on her well-deserved promotion," said Stuart Keck, President and Chief Executive Officer of Thunder.

The Trust also announces that it has filed its annual information form for the year ended December 31, 2006. The annual information form, which will be accessible electronically on www.sedar.com, contains the annual oil and gas disclosure and information required under forms 51-101F1, 51-101F2 and 51-101F3 of National Instrument 51-101.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

END